Exhibit 10.1

EXECUTIVE EMPLOYMENT AGREEMENT
This EXECUTIVE EMPLOYMENT AGREEMENT (this "Agreement") is entered into this 3rd day of March, 2017 (the "Effective Date") by and between Link Media Holdings, LLC, a Delaware limited liability company ("Company"), and James A. McLaughlin ("Executive").
In consideration of the mutual promises and covenants set forth below, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:
1. Title and Duties.  Company hereby hires Executive as the President/Chief Executive Officer of Company, effective as of the Commencement Date specified in Section 8 below.  Executive's principal employment duties and responsibilities shall be those duties typically and historically performed by someone in Executive's position and as designated from time to time by Company's Board of Directors (the "Board").  Executive shall report directly to the Board for the duration of the Employment Term (as such term is defined below).  In connection with Executive's employment, Executive shall also be appointed and serve as a Director on the Board.  Executive shall discharge Executive's duties hereunder, in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner Executive reasonably believes to be in the best interests of Company.
2. Full-Time Efforts.  Except for illnesses and leave periods, Executive shall devote Executive's full business time, attention and best efforts to the performance of Executive's business duties and responsibilities under this Agreement.  Executive will not engage in any other business or render any commercial or professional services, directly or indirectly, to any other person or organization, whether for compensation or otherwise, unless explicitly approved in writing by Company.  Notwithstanding the foregoing, Executive (i) may make any passive investment where Executive is not obligated or required to, and shall not in fact, devote any day-to-day managerial efforts, and (ii) may participate in charitable, academic, political or community activities and boards, and in trade or professional organizations to the extent such participation does not interfere with Executive's duties and responsibilities to Company.
3. Salary.  Company shall pay Executive an initial annual base salary equal to Two Hundred Eight Thousand and No/100 Dollars ($208,000.00) (the "Base Salary").  The Base Salary shall be subject to increase upon Company's achievement of annual revenue thresholds in accordance with the following table:
Annual Revenue Threshold	Adjusted Base Salary
$30,000,000	$300,000
$40,000,000	$400,000
$50,000,000	$500,000

Executive's Base Salary shall be paid, less applicable withholdings, in accordance with Company's regular payroll practices and policies.  Executive's Base Salary shall be reviewed at least annually and adjusted as determined appropriate by Company from time to time; provided that, Executive's Base Salary shall not be decreased below the applicable salary threshold in accordance with the above table unless equivalent reductions are made for all similarly situated executive employees of Company.

4. Incentive Compensation.  In addition to Base Salary, Executive shall be eligible to earn such incentive compensation as set forth in Exhibit "A" attached hereto and incorporated herein by this reference.
5. Employee Benefits.  During Executive's employment with Company, Executive shall be eligible to participate in any employee benefit plans and programs as adopted by Company from time to time and generally made available to similarly situated executive employees of Company, including, but not limited to, short-term disability insurance, life insurance, and time off benefits, in a manner consistent with the terms and conditions of such plan or program, and on a basis that is commensurate with Executive's then-current position and duties with Company.  Executive shall be entitled to four (4) weeks of paid time off without loss of compensation consistent with Company policies and procedures.  In all cases of scheduled personal leave, Executive shall be responsible for ensuring adequate coverage to avoid unreasonable interference with Company business.
6. Electronic Equipment.  Company shall provide Executive with a laptop computer and such other electronic equipment as Company determines may be required by Executive to perform Executive's duties and responsibilities hereunder.  Executive acknowledges and agrees that any such electronic equipment provided to Executive shall remain the property of Company and shall only be used by Executive in accordance with Company's policies.  Company shall further pay or reimburse Executive during the Employment Term in the amount of up to One Hundred and No/100 Dollars ($100.00) per month toward the cell/data usage costs for Executive's use of a cellular telephone.
7. Expenses.  During Executive's employment with Company, Executive shall be entitled to reimbursement of all reasonable expenses incurred by Executive in connection with the business of Company in accordance with Company's then-current policies concerning reimbursable expenses as in effect from time to time.  All approved expenses shall be reimbursed to Executive within thirty (30) days of Company's receipt and verification of receipts, vouchers, expense statements and/or such other supporting information as Company may reasonably request.  To the extent that reimbursement of any expenses under this Agreement is subject to Internal Revenue Code Section 409A, (i) the amount of such expenses eligible for reimbursement during any one calendar year shall not affect the amount of such expenses eligible for reimbursement in any other calendar year; (ii) reimbursement of any such expense shall be made no later than December 31 of the year following the year in which such expense is incurred; and (iii) Executive's right to receive such reimbursements shall not be subject to liquidation or exchange for another benefit.
8. Term.  The term of this Agreement shall commence on March 3, 2017 (the "Commencement Date") and shall continue until Executive's employment under this Agreement is terminated as provided below (the "Employment Term"); provided that, Executive's employment under this Agreement is contingent upon: (i) Company obtaining a satisfactory background check and positive reference checks with respect to Executive; (ii) Company obtaining satisfactory documentation regarding Executive's legal authorization to work in the United States; and (iii) Executive's written acknowledgement and agreement to abide by Company's employee handbook and ethics policy.  By signing this Agreement, Executive hereby consents to the release of applicable background and reference check information to Company.  Executive's employment may be terminated upon the first to occur of the following events:

a.
  Death or Disability.  On the date of Executive's death or Executive's physical or mental disability which prevents Executive from performing the essential functions of Executive's duties as an employee of Company, with or without reasonable accommodation as defined by the Americans with Disabilities Act, as amended.

b.	Without Cause. By either party, for any reason, upon not less than thirty (30) days' advance written notice.
c.
With Cause.  Termination by Company for Cause, upon fifteen (15) days' written notice to Executive; provided that, Executive shall have a period of fifteen (15) days following the receipt of notice from Company to cure the reason constituting Cause to the extent such reason is susceptible to cure.  For purposes of this Agreement, "Cause" shall mean Executive's (i) conviction of any felony or conviction of a misdemeanor involving material dishonesty, disloyalty or fraud with respect to Company or any of its subsidiaries or affiliates; (ii) any failure of Executive to satisfactorily perform the commercially reasonable duties assigned to Executive, as determined by Company; (iii) violation of Company policy; (iv) breach of fiduciary duty or gross negligence with respect to Company or any of its subsidiaries or affiliates; (v) any other breach of any written agreement between Company (or its subsidiaries or affiliates); or (vi) intentionally aiding or abetting a direct competitor to the disadvantage or detriment of Company or its subsidiaries or affiliates.  The foregoing notwithstanding, Company acknowledges that Executive's continued ownership in the entities set forth on Exhibit "B" attached hereto and incorporated herein by this reference (the "Excluded Entities") and Executive continuing to provide incidental services as a director or otherwise to such entities shall not be considered a violation of subsection (vi) above; provided that, Executive may not directly or indirectly engage in any sales or marketing activities with respect to space on the billboards owned or leased by these entities during the Employment Term.

d.
Good Reason.  At Executive's election, this Agreement may be immediately terminated for Good Reason, upon fifteen (15) days' written notice to Company; provided that, Company shall have a period of fifteen (15) days following the receipt of notice from Executive to cure the reason constituting Good Reason to the extent such reason is susceptible to cure.  For purposes of this Agreement, "Good Reason" shall mean: (i) Company has not completed a minimum of $65 million in acquisitions / investments by March 31, 2019 and Executive notifies Company in writing of Executive's intent to terminate this Agreement for Good Reason no later than April 15, 2019; (ii) Company has not completed a minimum of $100 million in acquisitions / investments by December 31, 2020 and Executive notifies Company in writing of Executive's intent to terminate this Agreement for Good Reason no later than January 15, 2021; (iii) a material reduction in the Base Salary (other than in connection with any across-the-board reduction that is applied consistently to similarly situated executives); (iv) a material diminution in the Executive's duties and responsibilities in Executive's role as President/Chief Executive Officer; (v) a material change in Executive's reporting structure; or (vi) a change in control of Company where Executive is not offered employment with the successor to Company on compensation terms substantially similar to Executive's compensation terms as set forth in this Agreement.  For purposes of the minimum amounts specified in sub-sections (i) and (ii) above, Executive acknowledges that Company has already invested $26 million toward acquisitions / investments which shall count toward the applicable threshold amounts.

In the event Executive's employment is terminated without Cause under Section 8(b) above, Company shall have the right to immediately terminate Executive's employment but pay Executive's regular Base Salary that would be earned during the applicable notice period for the remainder of such notice period.

9. Payments Upon Termination of Employment.  Upon termination of employment Company shall pay Executive's then-current Base Salary, unreimbursed business expenses, and other items earned by and owed to Executive, calculated through and including the effective date of termination.  The termination of Executive's benefits shall be determined in accordance with Company's benefit plans or policies then in effect.  In addition, if Executive's employment is terminated by Company without Cause or by Executive with Good Reason, and subject to Executive's execution of a general release of claims in a form provided by Company, Executive shall receive an amount as severance equal to twelve (12) months of Executive's Base Salary in effect as of the termination date (the "Severance Compensation").  The Severance Compensation shall be paid out in regular installments, less applicable withholdings, on Company's regularly scheduled pay periods over the twelve (12) month period following Executive's termination date, with the first such installment due no later than the sixtieth (60th) day following the termination date.  In the event Executive does not receive one or more installments of the Severance Compensation on Company's regular pay periods following the effective date of Executive's termination due to operation of the preceding sentence, the aggregate amount of any payments that otherwise would have been paid to Executive on such pay periods shall be paid to Executive in a lump-sum payment in the first pay period in which an installment of the Severance Compensation is received.
10. Proprietary Matters Agreement.  As a condition of and in further consideration for Executive's employment and the continuation thereof, Executive agrees to simultaneously execute a Proprietary Matters Agreement attached hereto as Exhibit "C" and incorporated herein by reference (the "PMA").  In the event Executive terminates employment with Company for Good Reason due to Company's failure to achieve the designated acquisition / investment thresholds as described in Section 8(d)(i) or 8(d)(ii) above, the non-competition provision in the PMA shall be of no further force or effect; provided that, the foregoing nullification of the non-competition provision in the PMA shall only be applicable to the extent that Executive generated at least $65 million in legitimate acquisition leads (as determined by Company and based on the contemplated purchase price for such acquisitions) prior to the Executive's effective date of termination for Good Reason.
11. Assignment.  This Agreement and the rights, interests and obligations of Company hereunder shall be assignable to and shall inure to the benefit of any parent, subsidiary or affiliate of Company, or any other person, corporation, partnership or entity that succeeds to all or substantially all of the business or assets of Company.  This Agreement is not assignable by Executive.
12. Governing Law and Venue.  As a limited liability company organized under the laws of the State of Delaware, Company has an interest in having Delaware law applied to contracts with its employees, as well as disputes with them.  Applying Delaware law in this fashion affords the parties predictability as to the law to be applied, as well as uniformity across Company's workforce.  Consequently, this Agreement and the legal relations thus created between the parties hereto shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.  Executive hereby expressly consents to the personal jurisdiction and venue of the state and federal courts located in Delaware for any such lawsuit, and Executive hereby waives all objections based upon lack of jurisdiction or improper or inconvenient venue of any such court.

13. Cooperation in Future Matters.  For the five consecutive year period immediately following the date of Executive's termination of employment, Executive shall cooperate with the Company with respect to any matters that were under Executive's direct supervision and control during Executive's employment by Company. Any such cooperation shall be performed at scheduled times taking into consideration Executive's other commitments.  This cooperation includes, without limitation, any and all future depositions, litigation or investigations brought by or against the Company or its affiliates, or any of its or their agents, officers, directors or employees, in which and to the extent that Company deems Executive's cooperation reasonably necessary.  In the event that Executive is subpoenaed in connection with any litigation or investigation relating to the Company or its affiliates, Executive will promptly notify Company.  Any such cooperation shall be performed at scheduled times taking into consideration Executive's other commitments, and Executive will be reimbursed for his reasonable costs and expenses incurred by Executive in complying with the terms of this Section.  Furthermore, the Company shall pay Executive a daily rate equal to Executive's Base Salary as of the termination date divided by 365 for each day in which Executive is required to provide cooperation services unless the Company at the same time is paying Severance Compensation to Executive.
14. General.
a.
Notices.  Any and all notices permitted or required to be given under this Agreement must be in writing.  Notices will be deemed given (i) when personally received or when sent and confirmed by facsimile transmission (to the receiving party's facsimile number), (ii) on the first business day after having been sent by commercial overnight courier with written verification of receipt, or (iii) on the third business day after having been sent by registered or certified mail, return receipt requested, postage prepaid, whichever occurs first.  All notices shall be addressed, if to Company, at Company's then home office address, and if to Executive, at Executive's then-current home address as indicated in Company's then-current payroll records.

b.
Reformation and Severability.  Executive and Company intend and agree that if a court of competent jurisdiction determines that the scope of any provision of this Agreement is too broad to be enforced as written, the court should reform such provision(s) to such narrower scope as it determines to be enforceable.  Executive and Company further agree that if any provision of this Agreement is determined to be unenforceable for any reason, and such provision cannot be reformed by the court as anticipated above, such provision shall be deemed separate and severable and the unenforceability of any such provision shall not invalidate or render unenforceable any of the remaining provisions hereof.

c.
Waivers.  No delay or omission by either party hereto in exercising any right, power or privilege hereunder shall impair such right, power or privileges, nor shall any single or partial exercise of any such right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

d.	Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

e.
Entire Agreement.  This Agreement contains the entire understanding of the parties, supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter hereof and may not be amended except by a written instrument hereafter signed by Executive and a duly authorized representative of the Company (other than Executive).  The previous sentence notwithstanding, Executive expressly acknowledges that Executive may be subject to other agreements intended to protect Company's confidential and proprietary information, including, but not limited to, the PMA, and that such agreements are expressly not superseded herein but may be used together with this Agreement to protect Company's interest in its confidential and proprietary information to the fullest extent allowed by law.

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
LINK MEDIA HOLDINGS, LLC

By:

Its:	James A. McLaughlin, Executive

EXHIBIT "A"

This Exhibit "A" is incorporated into and made part of the Executive Employment dated March 3, 2017 (the "Agreement") by and between Link Media Holdings, a Delaware limited liability company ("Company") and James A. McLaughlin ("Executive").  All capitalized terms used herein that are not otherwise defined shall have the meaning ascribed to such terms in the Agreement.

1. Definitions.  For purposes of this Exhibit "A", the following definitions shall apply:
a.	"Depreciation of Digitals" shall mean the cost of Company's digital billboards faces divided by ten (10).
b.	"EBITDA" shall mean Company's earnings before interest, tax, depreciation, and amortization in a given calendar year.
c.	"EBITDALDD" shall mean EBITDA less Depreciation of Digitals.
2. Incentive Compensation.  In addition to the Base Salary set forth in the Agreement, Executive shall be eligible to receive various types of incentive compensation in accordance with the terms and conditions set forth below.
a.
Finder's Fee.  As part of Executive's normal job duties on behalf of Company, Executive shall be responsible for sourcing potential acquisition targets (each, a "Target") for investment in and/or purchase by Company.  Executive is not responsible for sourcing such Targets for Company's affiliate, Boston Omaha Corporation ("BOC").  However, to the extent that Executive does source and introduce a Target to BOC that is purchased by BOC during the Employment Term, excluding outdoor deals, Company shall pay Executive a finder's fee equal to one-half percent (0.5%) of the applicable purchase price paid by BOC to acquire such Target (the "Finder's Fee").  The Finder's Fee shall be paid within thirty (30) days following closing of the transaction between BOC and the applicable Target.

b.
Annual Bonus.  Executive shall be eligible to receive an annual incentive bonus equal to twenty-five percent (25%) of the increase to Company's EBITDALDD from the Growth Baseline (as defined below) on a year to year basis (the "Annual Bonus").  In light of the Commencement Date, Executive's Annual Bonus for 2017 shall be a discretionary amount as determined by Company.  Thereafter, the Annual Bonus shall be as provided above based on Company's EBITDALDD growth from 2017 to 2018; provided that, the Annual Bonus shall not be applicable until Company has reached EBITDALDD of at least $2,000,000.  When Company reaches an increased level of EBITDALDD such that an Annual Bonus payment is triggered, the increased EBITDALDD level shall become the baseline upon which future increases are to be measured (the "Growth Baseline").  In addition, should Company undergo either an acquisition or divestiture that increases or decreases Company's overall EBITDALDD, the parties agree to work in good faith to establish a new Growth Baseline that accounts for the effect on Company's EBITDALDD as a result of such acquisition or divestiture.  In the event EBITDALDD decreases in a particular year and then increases in the following year but not above the Growth Baseline then in effect, Executive shall not be entitled to an Annual Bonus for such increase.  The Annual Bonus shall be paid by March 15 of the year following the year in which it is earned.  Company shall determine EBITDALDD for each calendar year as of December 31 and measure the increase to EBITDALDD as compared to the prior measurement on December 31 of the preceding year.  By way of example, if Company's EBITDALDD as of December 31, 2018 is $5,000,000 and Company's EBITDALDD as of December 31, 2019 is $9,000,000, the applicable increase during 2019 would be $4,000,000.  Accordingly, Executive would receive an Annual Bonus in the amount of $1,000,000 (25% of the $4,000,000) on or before March 15, 2020 and the new Growth Baseline for Annual Bonus measurement purposes would be $9,000,000.

c.
Long-Term Incentive Bonus.  Executive shall also be entitled to receive additional bonus compensation in the event Company achieves specified thresholds of EBITDALDD during the Employment Term in accordance with the following table:

EBITDALDD Achieved	Long-Term Incentive Bonus
$20,000,000	$2,000,000
$40,000,000	$4,000,000
$70,000,000	$7,000,000
$95,000,000	$9,500,000
In the event the requisite EBITDALDD threshold is achieved, Executive shall receive a lump sum payment equal to the corresponding bonus specified above (each, a "Long Term Incentive Bonus") no later than March 15 of the year following the year in which such EBITDALDD threshold is met; provided that, the Long Term Incentive Bonus for each EBITDALDD threshold level shall only be paid out to the extent that such threshold was achieved using invested capital of less than ten (10) times the applicable EBITDALDD threshold.  The Long-Term Incentive Bonus associated with each EBITDALDD threshold shall only be applicable for the first instance in which Company achieves such EBITDALDD threshold during the Employment Term (i.e., in the event EBITDALDD achieves a threshold in year one, drops below such threshold in year two, and re-achieves such threshold in year three, Executive would only be eligible to receive the Long-Term Incentive Bonus to the extent all applicable requirements were satisfied when the threshold was reached in year one).  By way of example, if Company achieves EBITDALDD of $40,000,000 using invested capital of $390,000,000, Executive would be entitled to receive a one-time Long-Term Incentive Bonus payment of $4,000,000.  However, if Company achieves EBITDALDD of $40,000,000 but has spent $400,000,000 or more in invested capital to achieve such threshold, Executive would not receive the $4,000,000 Long-Term Incentive Bonus.

EXHIBIT "B"
PERMITTED ENTITIES
JAM Enterprises Georgia, LLC
Granite Outdoor Advertising, LLC
Granite State Outdoor Advertising, Inc.
SMD, LLP
Signal Outdoor Holdings, LLC
Olympus Media, LLC

EXHIBIT "C"
PROPRIETARY MATTERS AGREEMENT